

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

Kimberly S. Lubel
Chief Executive Officer
CST Brands, Inc.
One Valero Way, Building D, Suite 200
San Antonio, TX 78249

      Re: CST Brands, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 27, 2015
              File No. 1-35743

Dear Ms. Lubel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Jason Niethamer for

                               William H. Thompson
                               Accounting Branch Chief

Cc: Tammy Floyd